William L Sklar
513 Roselawn Avenue
Toronto, ON, Canada
M5N 1K2
416-410-1215

October 14, 2007


Board of Directors United EcoEnergy Corp.
409 Brevard Avenue, Ste. 7
Cocoa, Fl. 32922

Gentlemen;

I have enjoyed serving as a member of the Board of Directors of United EcoEnergy Corp. I am quite disappointed that the Company was not able to obtain financing, as from the outset I believed and continue to believe in the company business plan.

Because I was originally nominated to serve on the Board by Mr. Mackey, and he will no longer be able to serve as Chairman and CEO, I feel honour bound to tender my resignation as a member of the Board of Directors, effective the close of business, Monday October 14, 2007.


Best wishes

Regards,


William L Sklar.